   Exhibit 99.9
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total cedes 20% of Taoudenni permit in Mauritania to Sonatrach
Paris, March 18, 2008 - Total announces today that it has ceded a 20% stake in the Taoudenni permit in Mauritania to Sonatrach. The permit was previously 100% owned by Total. Total is the operator, with an 80% stake.
This transaction has been approved by the Mauritanian Ministry of Oil and Mines.
Total signed in January 2005 two production sharing contracts with the State of Mauritania for onshore Blocks Ta7 and Ta8 in the Taoudenni Basin, representing a combined total of 58,000 square kilometres. Following an aerial survey to obtain magnetic and gravimetric data performed in 2005 and 2006, a 3,260-kilometre 2D seismic campaign was undertaken in 2006 and 2007.
Total is showing, by ceding this stake, that it is committed to establishing a strategic partnership with the national oil company Sonatrach both inside and outside of Algeria. Present in Algeria since 1946, Total is associated to Sonatrach on the Hamra and Tin Fouye Tabankort gas fields, the Timimoun exploration block, and on the Rhourde El Krouf and Ourhoud oil fields through its interest in Cepsa. Total is also associated with Sonatrach for a major petrochemical project in Arzew, in Algeria.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com